6-K UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                      PURSUANT TO RULE 13a-16 OR 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934

                                November 11, 2004

                             BASF AKTIENGESELLSCHAFT
             (Exact name of Registrant as Specified in its Charter)

                                BASF CORPORATION
                 (Translation of Registrant's name into English)

               Carl Bosch Strasse 38, LUDWIGSHAFEN, GERMANY 67056
                    (Address of Principal Executive Offices)

     Indicate by check mark whether the Registrant files or will file annual reports under cover Form 20-F or Form 40-F
                              Form 20-F X Form 40-F


   Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
                                    Yes No X


       If "Yes" is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b): 82- .

Third-Quarter Results 2004; BASF Grows Faster Than the Market

    LUDWIGSHAFEN, Germany--(BUSINESS WIRE)--Nov. 11, 2004--BASF
(NYSE:BF) (FWB:BAS) (LSE:BFA):

    --  Further strong increase in sales and EBIT before special items

    --  Sales prices increased to reflect higher raw materials costs

    --  Risks due to high raw materials prices

    --  Outlook for full year 2004:

        -  Significant increase in sales and EBIT before special items

        -  Premium will be earned on cost of capital

    BASF continued on its successful course in the third quarter of 2004 and again posted excellent interim results. The successful first half of 2004 ran seamlessly into the third quarter. There were no signs of the usual summer lull in business. Capacity utilization of BASF's plants improved due to strong demand. The high oil price, which has increased even further, allowed the company to pass on some necessary price increases to the market.
    Compared with the third quarter of 2003, sales increased 20 percent to EUR 9.3 billion, and income from operations (EBIT) before special items rose 160 percent to more than EUR 1 billion.
    Cumulative sales in the first nine months of 2004 amounted to EUR
27.7 billion. This was an increase of more than 11 percent compared with the same period of 2003. EBIT before special items in the first nine months climbed 55 percent to EUR 3.4 billion.
    Outlook for full year 2004: significant increase in EBIT before special items
    Dr. Juergen Hambrecht, Chairman of the Board of Executive Directors of BASF Aktiengesellschaft, announced that ongoing initiatives and programs to increase efficiency and reduce costs would be continued. "We cannot afford to take a break from our restructuring efforts. Tough global competition means that we have to constantly improve our productivity, especially in those areas with low growth rates," he said.
    Hambrecht summarized his outlook as follows: "For the full year 2004, we confidently expect a significant increase in sales and EBIT before special items. We therefore anticipate that we will earn a premium on our cost of capital."

    Sales and earnings growth

    BASF's Chief Financial Officer, Dr. Kurt Bock, pointed out that the third quarter of 2004 was the thirteenth quarter in succession in which sales volumes had increased compared with the previous year. For Bock, this shows that BASF is growing faster than the market.
    The increase in third-quarter sales by about EUR 1.6 billion to a record high of EUR 9.3 billion was due to higher volumes, and for the first time in a while, to price increases for many products in the portfolio.
    Negative currency effects were primarily due to the depreciation of the dollar against the euro. Adjusted for the exchange rate effect, sales increased by 25 percent.
    The increase in EBIT before special items by EUR 651 million to more than EUR 1 billion was due to higher volumes as well as a reduction in fixed costs.
    Special charges of EUR 96 million were primarily due to structural measures to increase productivity and were incurred in particular in the Chemicals and Agricultural Products & Nutrition segments.

    EBIT after special items increased by 156 percent to EUR 958 million.

    The tax rate was approximately 56 percent and was thus slightly higher compared with the previous year. The tax rate was significantly higher than in the second quarter. This was primarily due to noncompensable oil production taxes, which increased to EUR 197 million in the third quarter as a result of the high oil price.
    Compared with the same period in 2003, net income climbed EUR 217 million to EUR 337 million. BASF has reduced the number of outstanding shares through its share buyback program. As a result, earnings per share almost tripled.

    Chemical activities successful in all regions

    In the third quarter of 2004, BASF again increased its sales and earnings in all regions and gained market share worldwide. "I am particularly pleased by the good performance of our entire chemical activities in all regions. This was primarily due to strong volumes, higher sales prices and our global restructuring and cost reduction measures," said Hambrecht.
    BASF is the world's leading chemical company. Our goal is to grow profitably and further increase the value of our company. We help our customers to be more successful through intelligent system solutions and high-quality products. BASF's portfolio ranges from chemicals, plastics, performance products, agricultural products and fine chemicals to crude oil and natural gas. Through new technologies we can tap into additional market opportunities. We conduct our business in accordance with the principles of sustainable development. In 2003, BASF had sales of more than EUR 33 billion (circa $42 billion). BASF shares are traded on the stock exchanges in Frankfurt (BAS), London
(BFA), New York (BF), Paris (BA) and Zurich (AN). Further information on BASF is available on the Internet at www.basf.com.

    The following information is also available on the Internet:

    Interim report (from 7:30 a.m. CET)
    www.basf.de/interimreport (English)
    www.basf.de/zwischenbericht (German)

    News release (from 7:30 a.m. CET)
    www.basf.de/pressrelease (English)
    www.basf.de/pressemitteilungen (German)

    Live transmission (from 10:30 a.m. CET)
    www.basf.de/pcon (English)
    www.basf.de/pk (German)

    Speech by Dr. Juergen Hambrecht/Dr. Kurt Bock - printed form
    (from 10:30 a.m. CET)
    www.basf.de/pressconference (English)
    www.basf.de/pressekonferenz (German)

    Photos (from 7:30 a.m. CET)
    www.basf.de/photos (English)
    www.basf.de/fotos (German)

    Information about BASF shares
    www.basf.de/share (English)
    www.basf.de/aktie (German)

    Live transmission of the analysts' conference (from 3:30 p.m. CET) www.basf.de/share (English) www.basf.de/aktie (German)

    Forward-looking statements

    This release contains forward-looking statements under the U.S. Private Securities Litigation Reform Act of 1995. These statements are based on current expectations, estimates and projections of BASF management and currently available information. They are not guarantees of future performance, involve certain risks and uncertainties that are difficult to predict and are based upon assumptions as to future events that may not prove to be accurate. Many factors could cause the actual results, performance or achievements of BASF to be materially different from those that may be expressed or implied by such statements. Such factors include those discussed in BASF's Form 20-F filed with the Securities and Exchange Commission. We do not assume any obligation to update the forward-looking statements contained in this release.

    Third-Quarter Results 2004

    July - September 2004, published on November 11, 2004

    BASF grows faster than the market

    Overview



BASF Group               3rd Quarter          January - September
                                        Change                  Change
Million EUR                2004   2003    in %   2004    2003     in %
Sales                     9,314  7,740   20.3  27,679  24,821    11.5
Income from operations
 before interest, taxes,
depreciation and
 amortization (EBITDA)    1,560    957   63.0   4,884   3,801    28.5
Income from operations
 before special items     1,054    403  161.5   3,389   2,179    55.5
Income from operations
 (EBIT)                     958    374  156.1   3,177   2,090    52.0
Financial result            (93)  (108)  13.9    (176)   (299)   41.1
Income before taxes and
 minority interests         865    266  225.2   3,001   1,791    67.6
Net income                  337    120  180.8   1,486     757    96.3
Earnings per share (EUR )  0.62   0.21  195.2    2.70    1.34   101.5
EBIT before special items
 in percent of sales       11.3    5.2      -    12.2     8.8       -
Cash provided by
 operating activities     1,559  1,677   (7.0)  3,718   3,555     4.6
Additions to fixed
 assets(a)                  460    523  (12.0)  1,399   2,731   (48.8)
Amortization and
 depreciation (a)           602    583    3.3   1,707   1,711    (0.2)
Segment assets (end of
 period)(b)              26,336 26,483   (0.6)      -       -       -
Personnel costs           1,439  1,388    3.7   4,184   4,192    (0.2)
Number of employees (end
 of period)              84,784 88,045   (3.7)      -       -       -


    (a) Tangible and intangible fixed assets (including acquisitions)

    (b) Tangible and intangible fixed assets, inventories and business-related receivables


                                  Income from       Income from
                                  operations before  operations
Segments      Sales               special items     (EBIT)
                            Change            Change            Change
Million EUR     2004   2003   in % 2004  2003   in % 2004  2003   in %
3rd Quarter
Chemicals      1,811  1,367  32.5   331   101 227.7   302    99 205.1
Plastics       2,827  2,135  32.4   158    67 135.8   147    64 129.7
Performance
 Products      2,068  1,930   7.2   192   144  33.3   190   135  40.7
Agricultural
 Products &
 Nutrition     1,035  1,054  (1.8)  (36)  (97) 62.9   (66) (114) 42.1
Oil & Gas      1,163    927  25.5   458   271  69.0   458   271  69.0
Other(a)         410    327  25.4   (49)  (83) 41.0   (73)  (81)  9.9
  Thereof
   costs
of exploratory
and biotechno-
logical
 research          -      -     -    37    44 (15.9)   37    44 (15.9)
               9,314  7,740  20.3 1,054   403 161.5   958   374 156.1
January -
 September
Chemicals      5,141  4,319  19.0   909   380 139.2   858   370 131.9
Plastics       7,656  6,595  16.1   480   253  89.7   459   240  91.3
Performance
 Products      6,026  5,748   4.8   605   431  40.4   593   414  43.2
Agricultural
 Products &
 Nutrition     4,003  3,855   3.8   474   349  35.8   419   303  38.3
Oil & Gas      3,647  3,338   9.3 1,140   953  19.6 1,147   953  20.4
Other(a)       1,206    966  24.8  (219) (187)(17.1) (299) (190)(57.4)
  Thereof
   costs
of exploratory
and biotechno-
logical
 research          -      -     -   110   129 (14.7)  110   129 (14.7)
              27,679 24,821  11.5 3,389 2,179  55.5 3,177 2,090  52.0


    (a) "Other" includes the fertilizers business and other businesses as well as expenses, income and assets not allocated to the segments. This item also includes foreign currency results from financial indebtedness that are not allocated to the segments as well as from currency positions that are macro-hedged.

    BASF Group Business Review and Analysis

    -- Sales and earnings significantly higher compared with weak third quarter of 2003

    --  High volume growth in excess of market

    --  Sales prices increased to reflect higher raw materials costs

    --  Strongest growth in Chemicals and Plastics segments

    --  Outlook for full year 2004:

    - Significant increase in sales and EBIT before special items

    - Premium will be earned on cost of capital

    Sales: At EUR 9.3 billion, third-quarter sales increased 20% compared with the weak third quarter of the previous year. Sales volumes were increased significantly and sales prices were raised for many of our products.



Factors influencing sales in
 comparison with previous year
                               %          3rd Quarter       Jan.-Sept.
Volumes                                           14               12
Price                                             10                3
Currencies                                        (5)              (4)
Acquisitions/divestitures                          1                1
Total                                             20               12


    Earnings: At EUR 1,054 million, income from operations (EBIT) before special items climbed 162% compared with the same period of the previous year.
    In the Chemicals, Plastics and Performance Products segments, earnings increased significantly due to higher sales volumes, higher capacity utilization, as well as due to continued successful cost management. In addition, it was possible to pass on the higher cost of raw materials in the form of higher sales prices for many products in our portfolio in this quarter. In the agricultural products business, the further optimized product portfolio and lower costs led to a significant improvement in earnings, which were negative in this quarter due to the seasonal nature of the business. In the Oil & Gas segment, higher crude oil prices and higher volumes in natural gas trading resulted in higher earnings.
    Special items for restructuring measures were primarily incurred in the Chemicals and Agricultural Products & Nutrition segments.
    EBIT after special items increased by 156% to EUR 958 million in the third quarter. The financial result rose 14% to EUR (93) million. Income before taxes and minority interests increased more than threefold to EUR 865 million.
    The tax rate was 56% compared with 54% in the same period of 2003. Income taxes contain taxes for oil production that are noncompensable with German corporate income tax. These oil production taxes amounted to EUR 197 million compared with EUR 116 million in the third quarter of 2003.
    Net income climbed 181% to EUR 337 million compared with the third quarter of 2003. At EUR 0.62, third-quarter earnings per share almost tripled.


                      1st          2nd          3rd          4th
Special items          Quarter      Quarter      Quarter      Quarter

Million EUR          2004  2003   2004  2003   2004  2003  2004  2003
Special items
- in income from
 operations          (100)   (2)   (16)  (58)   (96)  (29)       (246)
- in financial
 result               (21)    -     (1)   (3)   (16)  (27)       (133)
Total                (121)   (2)   (17)  (61)  (112)  (56)       (379)


    Outlook: For the full year, we confidently expect a significant increase in sales and EBIT before special items. We therefore anticipate that we will earn a premium on our cost of capital. We are continuing with our efforts to improve our productivity so that we can meet the challenges of increasingly difficult international competition and uncertain economic conditions.



Key BASF share data                     3rd Quarter   Jan. - Sept.
                                         2004          2004
Share price (end of period)(a)          EUR 47.45      EUR 47.45
High(a)                                 EUR 47.65      EUR 47.65
Low(a)                                  EUR 42.54      EUR 40.49
Average daily trade (number of
 shares)(a)                                     2.36m           2.74m
BASF share performance(b)                        +7.9%           +9.9%
DAX 30 performance(b)                            -3.9%           -1.8%
EURO STOXX 50 performance(b)                     -2.7%           +0.9%


    (a) XETRA trading

    (b) with dividends reinvested

    Significant Events: On September 30, 2004 we signed a sales agreement with CVC Capital Partners for the printing inks and printing plates business, which is part of the Performance Chemicals division. The completion of the transaction is scheduled for the fourth quarter of 2004.
    On October 4, 2004, we announced that we would increase our current share buyback program by EUR 500 million to EUR 1 billion.

    Chemicals

    -- High capacity utilization due to continuing increase in volumes

    --  Higher raw materials costs partially passed on to the market

    --  Highest increase in earnings of all segments



  Overview                    3rd Quarter         January - September
                                            Change              Change
  Million EUR                   2004   2003 in %     2004  2003 in %
  Sales                        1,811  1,367    32   5,141 4,319    19
  Thereof  Inorganics            214    181    18     626   548    14
                Petrochemicals 1,097    764    44   3,063 2,444    25
                Intermediates    500    422    18   1,452 1,327     9
  EBITDA                         419    215    95   1,195   718    66
  EBIT before special items      331    101   228     909   380   139
  EBIT                           302     99   205     858   370   132
  Additions to fixed assets      107    142   (25)    414   396     5
  Assets (end of period)       5,105  4,913     4       -     -     -


    In the third quarter, sales rose significantly. Volumes and prices were increased (volumes 18%, portfolio 5%, prices 14%, currencies -5%). This led to higher earnings in all operating divisions.
    Inorganics: Higher volumes in all business units led to an increase in sales. Earnings also improved. Business benefited from a noticeable upturn in important customer industries such as the electronics and wood products industries.
    Petrochemicals: Significantly higher volumes and the simultaneous increase in prices resulted in higher sales in all product lines. Sales growth was particularly high for cracker products, also as a result of the weak third quarter in 2003. The cracker margin improved despite a further increase in raw materials costs. High capacity utilization of our plants contributed to earnings. Overall, the Petrochemicals division made the greatest contribution to sales and earnings growth.
    Intermediates: Sales increased in all regions, with Asia showing the strongest growth. Demand for amines increased in Europe. In North America, growth within our polyalcohols business was particularly strong. Earnings improved due to price increases and the rigorous implementation of fixed-cost reduction measures.

    Plastics

    -- Significantly higher volumes and prices in all operating divisions

    --  Margins remain impacted by high raw materials prices

    --  Business models and production further optimized



Overview                    3rd Quarter           January - September
                                           Change               Change
Million EUR                    2004   2003 in %     2004   2003 in %
Sales                         2,827  2,135     32  7,656  6,595    16
Thereof Styrenics             1,276    850     50  3,213  2,738    17
             Performance
              Polymers          644    547     18  1,906  1,667    14
             Polyurethanes      907    738     23  2,537  2,190    16
EBITDA                          268    185     45    813    602    35
EBIT before special items       158     67    136    480    253    90
EBIT                            147     64    130    459    240    91
Additions to fixed assets       100     85     18    303    427   (29)
Assets (end of period)        6,231  5,964      4      -      -     -


    Sales rose significantly as a result of higher volumes and prices (volumes 15%, portfolio 1%, prices 22%, currencies -6%). Nevertheless, the significantly higher sales prices compared with the same period of 2003 were unable to offset the massive increase in raw materials prices since the beginning of the year. The increase in earnings was due primarily to higher sales volumes, the continuing optimization of our portfolio and the significant improvement in earnings in the Performance Polymers division.
    Styrenics: Prices for our products increased significantly against a background of strong demand. Earnings improved significantly. Even so, the extremely high price of benzene continued to have a negative impact on margins. The startup of the new, highly efficient ABS plant in Antwerp, Belgium, and the streamlining of the standard products range are contributing toward reducing long-term costs.
    Performance Polymers: Sales volumes of engineering plastics increased. Sales prices for fiber intermediates and extrusion grades were largely adjusted to reflect higher raw materials costs, but pressure on margins for engineering plastics increased. Earnings rose due to higher capacity utilization combined with lower fixed costs. In order to meet rapidly growing demand in the automotive and electronic industries for our high-performance plastic Ultrason(R), production capacity at the site in Ludwigshafen, Germany, has been expanded by 20% to 6,000 metric tons per year.
    Polyurethanes: Sales increased in all regions, mainly due to higher volumes. Global demand for isocyanates in particular remains strong. Significantly higher raw materials costs - in particular for benzene, toluene and propylene - could only be partially offset in the form of higher sales prices. Nevertheless, earnings improved due to volume growth and cost reduction measures. In Korea, the production capacity expansion at our MDI plant came on stream: Plant capacity has been increased from 100,000 to 160,000 metric tons per year to meet rising demand from our customers in Asia.

    Performance Products

    --  Higher sales volumes in all operating divisions

    -- Earnings improve thanks to higher capacity utilization and a reduction in fixed costs

    --  Printing systems business sold



  Overview                 3rd Quarter          January - September
                                         Change                Change
  Million EUR                2004   2003 in %      2004   2003 in %
  Sales                     2,068  1,930      7   6,026  5,748      5
  Thereof Performance
   Chemicals                  830    788      5   2,451  2,386      3
               Coatings       516    500      3   1,541  1,509      2
               Functional
                Polymers      722    642     12   2,034  1,853     10
  EBITDA                      283    247     15     867    726     19
  EBIT before special items   192    144     33     605    431     40
  EBIT                        190    135     41     593    414     43
  Additions to fixed assets    58     59     (2)    187    157     19
  Assets (end of period)    4,919  4,909      0       -      -      -


    The sales growth in all operating divisions was primarily due to higher sales volumes (volumes 9%, prices 1%, currencies -3%). Earnings increased in all divisions as a result of higher capa-city utilization and a reduction in fixed costs.
    Performance Chemicals: Sales in all regions increased compared with the third quarter of 2003. Sales growth was particularly strong for performance chemicals for detergents and formulators as well as for performance chemicals for coatings, plastics and specialties. Earnings improved significantly compared with the previous year as a result of lower fixed costs. With the announced sale of our printing systems business we have further sharpened the strategic focus of our portfolio.
    Coatings: Higher sales volumes of automotive refinish coatings and decorative paints led to a slight increase in sales. A significant reduction in fixed costs had a particularly positive effect on earnings in North America. At our site in Muenster, Germany, we have opened a new distribution center that helps us supply our customers even more efficiently.
    Functional Polymers: Monomers and dispersions for decorative paints recorded the strongest sales growth in years. Third-quarter sales also increased significantly in the paper chemicals and superabsorbents product groups, which grew only moderately in the first half of the year. Earnings improved due to good capacity utilization and higher prices that offset the rise in raw materials prices to some extent. We have successfully launched our new latent heat accumulator products Micronal(R) PCM in the European construction materials market. As innovative additives to interior plaster and wallboard these products improve the room climate and reduce energy costs.

    Agricultural Products & Nutrition

    --  Earnings improve significantly in Agricultural Products

    --  Fine Chemicals hit by lower sales prices



Overview                  3rd Quarter          January - September
                                        Change                Change
Million EUR                 2004   2003 in %      2004   2003 in %
Sales                      1,035  1,054     (2)  4,003  3,855       4
Thereof Agricultural
 Products                    591    585      1   2,645  2,469       7
             Fine
              Chemicals      444    469     (5)  1,358  1,386      (2)
EBITDA                        65     17    282     797    685      16
EBIT before special items    (36)   (97)    63     474    349      36
Thereof Agricultural
 Products                    (44)  (120)    63     395    247      60
             Fine
              Chemicals        8     23    (65)     79    102     (23)
EBIT                         (66)  (114)    42     419    303      38
Thereof Agricultural
 Products                    (62)  (138)    55     353    198      78
             Fine
              Chemicals       (4)    24      .      66    105     (37)
Additions to fixed assets     54     51      6     156  1,237     (87)
Assets (end of period)     6,338  7,226    (12)      -      -       -


    Agricultural Products: Sales were at the previous year's level. The positive effects of higher sales volumes were offset by currency fluctuations and product divestitures (volumes 11%, portfolio -2%, prices -1%, currencies -7%). Demand for our innovative fungicides developed very positively in all important markets, in particular in South America. Earnings improved significantly compared with the same period of 2003, but were negative due to the seasonal nature of the business. This improvement was primarily due to our successful measures to optimize our portfolio and reduce costs.
    Fine Chemicals: Lower sales prices, for example for lysine and vitamin C, led to a decline in sales in a challenging competitive environment (volumes 3%, prices -5%, currencies -3%). Business with pharmaceutical active ingredients, cosmetics ingredients and aroma chemicals developed positively. EBIT before special items was lower than in the previous year, partly due to higher research and development expenses. Earnings were negatively impacted by site restructuring measures. We are proceeding with our program of capital expenditures and restructuring measures to improve efficiency.

    Oil & Gas

    --  Earnings boosted by significant increase in crude oil prices

    --  Natural gas trading successfully expanded



Overview                    3rd Quarter          January - September
                                          Change                Change
Million EUR                   2004   2003 in %      2004   2003 in %
Sales                        1,163    927     25   3,647  3,338     9
Thereof natural gas trading    520    422     23   1,893  1,756     8
EBITDA                         578    342     69   1,444  1,178    23
EBIT before special items      458    271     69   1,140    953    20
Thereof natural gas trading     89     36    147     245    192    28
EBIT                           458    271     69   1,147    953    20
Thereof natural gas trading     89     36    147     245    192    28
Additions to fixed assets      109     73     49     244    170    44
Assets (end of period)       3,743  3,471      8       -      -     -


    Sales and earnings were positively affected by higher oil prices and higher volumes in gas production and gas trading (volumes 18%, prices/currencies 7%).
    In exploration and production, gas production was considerably increased. This was primarily due to a significant increase in production in the Dutch North Sea and in Argentina. Production of oil and condensate was at approximately the same level as in the previous year. Overall, earnings again increased significantly as a result of high oil prices.
    In natural gas trading, sales volumes rose significantly. We gained further customers in Germany. Supplies to customers in Austria started for the first time. In addition, agreements were signed with customers in the United Kingdom for supplies starting in October. Earnings doubled, as a result of the business expansion, and due to a one-time payment from an arbitration settlement. An innovative conditioning plant for natural gas was put into operation together with the municipal utility company of Bielefeld, Germany. This plant will mix gas of various qualities and make it possible to supply the local pipeline network. This model will allow access to additional regional markets in Germany.

    Regions

    --  Sales and earnings increase in all regions

    -- Europe improves significantly due to an upturn in business and successful restructuring



                                                   EBIT before special
           Sales               Sales                items
           (location of        (location of        (location of
Overview    customer)           company)            company)
                         Change              Change            Change
Million EUR  2004   2003 in %    2004   2003 in %   2004  2003 in %
3rd Quarter
Europe      4,962  4,225    17  5,357  4,522    18   776   288    169
  Thereof
   Germany  1,728  1,513    14  3,610  3,145    15   526   210    150
North
 America
 (NAFTA)    2,058  1,637    26  2,042  1,656    23    78   (22)     .
South
 America      613    537    14    528    461    15    86    77     12
Asia,
 Pacific
 Area,
 Africa     1,681  1,341    25  1,387  1,101    26   114    60     90
            9,314  7,740    20  9,314  7,740    20 1,054   403    162
January -
 September
Europe     15,348 14,104     9 16,523 15,027    10 2,545 1,812     40
  Thereof
   Germany  5,515  5,161     7 11,141 10,413     7 1,784 1,352     32
North
 America
 (NAFTA)    6,207  5,573    11  6,164  5,595    10   362    59      .
South
 America    1,471  1,227    20  1,220  1,021    19   204   160     28
Asia,
 Pacific
 Area,
 Africa     4,653  3,917    19  3,772  3,178    19   278   148     88
           27,679 24,821    12 27,679 24,821    12 3,389 2,179     56


    Sales by location of company increased by 18% in the third quarter in Europe and by 15% in Germany. EBIT before special items climbed EUR 488 million to EUR 776 million. This was due in particular to the upturn in business and successful restructuring in the Chemicals and Plastics segments, as well as the contribution of the Oil & Gas segment.
    In North America, sales by location of company increased by 34% in dollar terms. All segments improved sales and EBIT, and growth was strongest in the Petrochemicals division due to the high steam cracker capacity utilization and the acquisition of the plasticizers business. EBIT before special items increased by EUR 100 million to EUR 78 million as a result of higher sales volumes and lower costs.
    In South America, sales by location of company rose 26% in local currency terms. In particular, business with agricultural products contributed to this growth. EBIT before special items increased by 12% to EUR 86 million.
    Companies in the Asia, Pacific Area, Africa region increased sales in local currency terms by 35%. The Plastics segment in particular benefited from strong demand. EBIT before special items almost doubled to EUR 114 million.

    Finance

    --  High cash flow from operating activities

    --  Almost EUR 500 million spent on share buybacks



Consolidated Statements of Cash Flows           January - September
Million EUR                                            2004      2003
Net income                                            1,486       757
Depreciation and amortization of fixed assets         1,738     1,769
Changes in net working capital                          437       798
Miscellaneous items                                      57       231
Cash provided by operating activities                 3,718     3,555
Payments related to tangible and intangible
 fixed assets                                        (1,358)   (1,452)
Acquisitions/divestitures                                 5    (1,456)
Financial investments and other items                  (298)     (229)
Cash used in investing activities                    (1,651)   (3,137)
Proceeds from capital increases/(decreases)            (548)     (400)
Changes in financial indebtedness                      (220)    1,442
Dividends                                              (825)     (831)
Cash provided by (used in) financing activities      (1,593)      211
Net changes in cash and cash equivalents                474       629
Cash and cash equivalents as of beginning of
 year and other changes                                 539       229
Cash and cash equivalents                             1,013       858
Marketable securities                                   518       396
Liquid funds                                          1,531     1,254


    Cash provided by operating activities rose 5% to EUR 3,718 million in the first three quarters. This was primarily due to the higher level of net income. Net working capital was reduced despite the expansion of our business.
    Cash used in investing activities led to a cash outflow of EUR 1,651 million compared with EUR 3,137 million in 2003. In the previous year, more than EUR 1.4 billion was spent on acquisitions. At EUR 1,358 million, payments related to tangible and intangible fixed assets were significantly lower than the level of amortization and depreciation on fixed assets of EUR 1,738 million.
    In cash used for financing activities, dividend payments and share buybacks led to a cash outflow of EUR 1,593 million. In the first three quarters of 2004, 11.5 million shares were bought back for EUR 492 million or an average of EUR 42.85 per share.
    Liquid funds increased to EUR 1,531 million, and at EUR 3,427 million financial indebtedness declined compared with the figure at the end of 2003. Net debt therefore declined by 34% to EUR 1,896 million.

    Interim Financial Statements of BASF Group

    (abridged version)

    The interim financial statements have not been audited. The valuation methods as used in the Consolidated Financial Statements for 2003 remain unchanged. Effective January 1, 2004, the U.S. dollar was defined as the functional currency for companies in Malaysia and Singapore as a result of the increased volume of business from local production. There were only minor changes in the scope of consolidation in the first nine months of 2004.


Consolidated Statements
 of Income               3rd Quarter           January - September
                                        Change                 Change
Million EUR                2004    2003 in %      2004    2003 in %
Sales, net of natural gas
 taxes                    9,314   7,740   20.3  27,679  24,821   11.5
Cost of sales             6,505   5,502   18.2  18,914  17,255    9.6
Gross profit on sales     2,809   2,238   25.5   8,765   7,566   15.8

Selling expenses          1,133   1,122    1.0   3,402   3,366    1.1
General and
 administrative expenses    182     173    5.2     535     509    5.1
Research and development
 expenses                   308     304    1.3     843     842    0.1
Other operating income       61      64   (4.7)    264     256    3.1
Other operating expenses    289     329  (12.2)  1,072   1,015    5.6
Income from operations      958     374  156.1   3,177   2,090   52.0

(Expenses)/income from
 financial assets           (25)    (40)  37.5      (7)    (93)  92.5
Interest result             (68)    (68)   0.0    (169)   (206)  18.0
Financial result            (93)   (108)  13.9    (176)   (299)  41.1
Income before taxes and
 minority interests         865     266  225.2   3,001   1,791   67.6

Income taxes                482     143  237.1   1,403     995   41.0
Minority interests           46       3      .     112      39  187.2
Net income                  337     120  180.8   1,486     757   96.3
Earnings per share (EUR )  0.62    0.21  195.2    2.70    1.34  101.5
Number of shares in
 millions, weighted         546     561   (2.7)    551     563   (2.1)





Consolidated Balance
 Sheets
                          Sept. 30,Sept. 30,Change   Dec. 31, Change
Million EUR               2004     2003     in %     2003     in %

Assets
Intangible assets            3,572    4,027    (11.3)   3,793    (5.8)
Property, plant and
 equipment                  12,995   13,503     (3.8)  13,070    (0.6)
Financial assets             2,464    3,048    (19.2)   2,600    (5.2)
Fixed assets                19,031   20,578     (7.5)  19,463    (2.2)

Inventories                  4,501    4,630     (2.8)   4,151     8.4
Accounts receivable, trade   5,792    5,123     13.1    4,954    16.9
Miscellaneous receivables    3,062    3,021      1.4    3,159    (3.1)
Deferred taxes               1,311    1,151     13.9    1,247     5.1
Liquid funds                 1,531    1,254     22.1      628   143.8
Current assets              16,197   15,179      6.7   14,139    14.6
Total assets                35,228   35,757     (1.5)  33,602     4.8





Stockholders' equity and
 liabilities
Subscribed capital and capital
 surplus                         4,412   4,408     0.1   4,408    0.1
Retained earnings and other
 equity                         11,330  11,350    (0.2) 11,083    2.2
Minority interests                 355     389    (8.7)    388   (8.5)
Stockholders' equity            16,097  16,147    (0.3) 15,879    1.4

Provisions for pensions and
 similar obligations             3,890   3,894    (0.1)  3,862    0.7
Provisions for taxes and other
 provisions                      5,965   5,319    12.1   5,325   12.0
Provisions                       9,855   9,213     7.0   9,187    7.3

Financial indebtedness           3,427   5,097   (32.8)  3,507   (2.3)
Accounts payable, trade          2,599   2,081    24.9   2,056   26.4
Other liabilities                3,250   3,219     1.0   2,973    9.3
Liabilities                      9,276  10,397   (10.8)  8,536    8.7
Total liabilities               19,131  19,610    (2.4) 17,723    7.9
Total stockholders' equity and
 liabilities                    35,228  35,757    (1.5) 33,602    4.8




Consolidated Statements of Stockholders' Equity
 January-September 2004                        Currency
                                               trans-  Minor-
                      Sub-            Re-      lation  ity    Stock-
Million   Number of   scribed Capital tained   adjust- inter- holders'
 EUR       shares      capital surplus earnings ment   ests    equity
As of
 January
 1, 2004  556,643,410   1,425   2,983   12,055    (972)   388  15,879
Net income          -       -       -    1,486       -    112   1,598
Share
buyback
 and
 cancell-
ation of
 shares
 including
 own
 shares
 intended
 to be
 cancelled(11,493,000)    (29)     29     (492)      -      -    (492)
Dividends
 paid               -       -       -     (774)      -    (51)   (825)
(Decrease)
/increase
of foreign
 currency
trans-
lation
 adjust-
ments               -       -       -        -      11    (65)    (54)
Capital
 injection
 by
 minority
 interests          -       -       -        -       -    (60)    (60)
Changes in
 scope of
 consolid-
ation
and other
 changes            -       -       4       16       -     31      51
As of
 September
 30, 2004 545,150,410   1,396   3,016   12,291    (961)   355  16,097




Consolidated Statements of Stockholders' Equity
 January - September 2003                      Currency
                                               trans-  Minor-
                      Sub-            Re-      lation  ity    Stock-
Million   Number of   scribed Capital tained   adjust- inter- holders'
 EUR       shares      capital surplus earnings ment   ests    equity
As of
 January
 1, 2003  570,316,410   1,460   2,948   12,468    (330)   396  16,942
Net income          -       -       -      757       -     39     796
Share
buyback
 and
 cancell-
ation of
 shares
 including
 own
 shares
 intended
 to be
 cancelled(11,255,000)    (28)     28     (400)      -      -    (400)
Dividends
 paid               -       -       -     (789)      -    (42)   (831)
(Decrease)
/increase
of foreign
currency
trans-
lation
adjust-
ments               -       -       -        -    (345)    (6)   (351)
Changes in
 scope of
 consolid-
ation
and other
 changes            -       -       -      (11)      -      2      (9)
As of
 September
 30, 2003 559,061,410   1,432   2,976   12,025    (675)   389  16,147


    Forward-looking statements

    This report contains forward-looking statements under the U.S. Private Securities Litigation Reform Act of 1995. These statements are based on current expectations, estimates and projections of BASF management and currently available information. They are not guarantees of future performance, involve certain risks and uncertainties that are difficult to predict and are based upon assumptions as to future events that may not prove to be accurate. Many factors could cause the actual results, performance or achievements of BASF to be materially different from those that may be expressed or implied by such statements. Such factors include those discussed in BASF's Form 20-F filed with the Securities and Exchange Commission. (The Annual Report on Form 20-F is available on the Internet at www.basf.com.) We do not assume any obligation to update the forward-looking statements contained in this report.

    Publisher:

    BASF Aktiengesellschaft
    Corporate Department
    Communications BASF Group
    67056 Ludwigshafen
    Germany

    You can find HTML versions of this
    and other publications from BASF
    on our homepage at www.basf.com.

    You can also order reports:

    --  by telephone: +49 621 60-0

    --  by e-mail: medien-service@basf-ag.de

    --  on the Internet: www.basf.de/mediaorders

    Important dates

    --  March 9, 2005
    Financial Results 2004

    --  April 28, 2005
    Annual Meeting, Mannheim
    Interim Report First Quarter 2005

    --  August 3, 2005
    Interim Report Second Quarter 2005

    --  November 10, 2005
    Interim Report Third Quarter 2005

    CONTACT: BASF Aktiengesellschaft
             Corporate Media Relations
             Michael Grabicki
             Phone: +49 621 60-99938
             Fax: +49 621 60-92693
             michael.grabicki@basf-ag.de
             or
             Investor Relations
             Magdalena Moll
             Phone: +49 621 60-48230
             Fax: +49 621 60-22500
             E-mail: investorrelations@basf-ag.de
             or
             General inquiries
             Phone: +49 621 60-0
             Fax: +49 621 60-42525
             E-mail: info.service@basf-ag.de

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Current Report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                             BASF Aktiengesellschaft


Date: November 11, 2004                      By: /s/ Elisabeth Schick
                                             ------------------------
                                             Name:  Elisabeth Schick
                                             Title: Director Site Communications
                                             Ludwigshafen and Europe


                                             By: /s/ Christian Schubert
                                             --------------------------
                                             Name: Christian Schubert
                                             Title: Director Corporate
                                             Communications BASF Group